Exhibit 99.2

Second Quarter Report
2006

For the period ended June 30, 2006

Dated August 9, 2006

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

PreMD Second Quarter 2006 Report	2

Message to Shareholders

PreMD Inc. is pleased to announce financial results for the second quarter of fiscal 2006 ended June 30, 2006 (Q2 2006).

Recent Highlights

•
Exceeded the enrollment target in the 600-subject PASA study with a total of 650 patients enrolled. This study is aimed at expanding PREVU* Point of Care (POC) Skin Sterol Test’s regulatory claim in the United States to include risk assessment of heart attack and stroke;

•
Reported positive preliminary data on PREVU* LT Skin Sterol Test from the life insurance industry study (PREPARE) that demonstrated statistically significant relationships and is supportive of the study’s primary objective;

•	Submitted a Special 510(k) application to U.S. Food and Drug Administration (FDA) for clearance of an enhanced color reader for PREVU* POC;
•
Received clearance from Health Canada’s Therapeutic Products Directorate as well as a Conformité Européene (CE) Mark for the new color reader, which validates the viability of the product and allows it to be marketed in Canada and in the European Union; and

•	Presented data on a new LungAlert™ test format at the American Association for Clinical Chemistry Annual Meeting.

We are pleased with the advancements we are making, particularly with the completion of enrollment in the PREPARE and PASA clinical trials. Preliminary results from PREPARE are positive and we are moving quickly to complete the analysis while working with McNeil Consumer Healthcare to finalize the regulatory and marketing strategies for PREVU* LT in 2006. We will also be analyzing the data from PASA in the coming months and expect to be in a position to make various regulatory submissions to the FDA and regulatory authorities in Canada and Europe before the end of the year. Additionally, we have expanded enrollment in the I-ELCAP trial, which we expect to provide important new data on LungAlert™ later this year.

Financial Overview

The consolidated net loss for Q2 2006 was $2,115,000 or $0.10 per share compared with a loss of $1,455,000 or $0.07 per share for the quarter ended June 30, 2005 (Q2 2005). For the six months ended June 30, 2006, the net loss was $4,489,000, or $0.21 per share, compared with $2,757,000, or $0.13 per share for the six months ended June 30, 2005, primarily due to increased research and development expenses related to the acceleration of clinical trials in 2006 and to interest and imputed interest expenses on convertible debentures issued on August 30, 2005. The Company expects research and development expenses to return to lower than historical levels in the second half of fiscal 2006. Cash used to fund operating activities during Q2 2006 amounted to $1,835,000 compared with $1,164,000 in Q2 2005, the increase resulting from increased expenditures on clinical trials.

PreMD Second Quarter 2006 Report	3

Total product related sales to McNeil Consumer Healthcare were $5,000 for Q2 2006 compared with $333,000 for Q2 2005. McNeil continues to use inventory purchased in 2005 for sales and marketing proposals to potential customers and has purchased only a small quantity of new products so far in 2006. License revenue was $80,000 for Q2 2006, approximately the same as for Q2 2005.

PREVU* Commercialization Update

McNeil is advancing initiatives in targeted segments of the risk assessment market as well as the life insurance industry:

•
McNeil will showcase the new handheld PREVU* POC spectrometer to cardiologists and other medical professionals at the World Congress of Cardiology 2006, an event organized by the European Society of Cardiology and the World Heart Federation, to be held in Barcelona, Spain in September.

•
McNeil’s pilot program with Costco, held at two retail locations in Florida in March, is expected to be rolled out to additional stores in the southeastern U.S. in the fourth quarter. Additionally, McNeil is working to significantly extend its previous retail pilot program with Wal-Mart in Quebec this fall in response to favorable customer and retailer feedback.

•
McNeil has completed a sales broker contract with Medivon, LLC, a Florida-based healthcare company that provides heart disease risk assessment programs. Medivon has selective rights in the U.S. to promote the use of PREVU* POC with selected customers.

•
In the life insurance market, McNeil’s efforts to raise awareness of PREVU* LT with life insurance companies include presentations at the recent annual meetings of the Canadian Institute of Underwriters (CIU) and the SouthEastern Home Office Underwriters’ Association (SEHOUA).

•
McNeil continues to evaluate opportunities in the occupational health market, which includes employee health fairs and programs, and has established an industry advisory board. This advisory board met in May at the American College of Occupational and Environmental Medicine conference to discuss PREVU* POC and establish contacts with industry thought leaders.

Outlook

We believe that a number of McNeil’s market evaluations for PREVU* are gaining traction, which we expect to see build through the year, particularly as the new reader becomes available. We are making excellent progress against our objectives and anticipate revenues and additional milestone payments related to the successful completion of our strategic objectives.

PreMD’s near-term objectives include:

•	Achieve regulatory clearance for PREVU* LT to enable marketing launch;

PreMD Second Quarter 2006 Report	4

•	Achieve new regulatory claim for PREVU* in the U.S. as a test to predict risk of heart attack and stroke;
•	Complete analysis of new LungAlert™ data and expand participation in I-ELCAP to additional sites;
•	Complete pivotal study for the breast cancer test at the University of Louisville and initiate an additional clinical trial for ColorectAlert™; and
•	Conclude a strategic partnership for PreMD’s cancer products.

As these goals are achieved, we expect to move toward breaking even, possibly by the end of 2006.

We appreciate your continuing support.

Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

PreMD Second Quarter 2006 Report	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2005 in evaluating PreMD’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on EDGARat www.sec.com.

Overview

PreMD Inc. (“PreMD” or the “Company”), formerly IMI International Medical Innovations Inc., is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, and, eventually, in some cases, right at home.

Our product development pipeline includes:

Coronary Artery Disease (CAD) Risk Assessment:
•	PREVU* Point of Care (“POC”) Skin Sterol Test (cleared for sale in the U.S. (CLIA-exempt), Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format
•	PREVU* PT Skin Sterol Test, a consumer format

Cancer Screening Tests:
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

Operating Results

Net Loss
The consolidated net loss for the three months ended June 30, 2006 (Q2 2006) was $2,115,000 or $0.10 per share compared with a loss of $1,455,000 or $0.07 per share for the quarter ended June 30, 2005 (Q2 2005). For the six months ended June 30, 2006, the net loss was $4,489,000 or $0.21 per share, compared with $2,757,000 or $0.13 per share for the six months ended June 30, 2005. The increase was almost entirely attributable to expenses related to the acceleration of clinical trials in 2006 and to interest and imputed interest expenses on convertible debentures issued on August 30, 2005.

PreMD Second Quarter 2006 Report	6

Revenue
Total product-related sales to our licensee, McNeil Consumer Healthcare (“McNeil”), were $5,000 for Q2 2006 compared with $333,000 for Q2 2005. McNeil continues to use the inventory purchased in 2005 for sales and for marketing proposals to potential customers and therefore has purchased only a small quantity of new products so far in 2006. License revenue was $80,000 for Q2 2006, approximately the same as for Q2 2005. License revenue consists primarily of upfront cash payments, received from McNeil in accordance with the respective worldwide and Canadian licensing agreements (which were deferred and are recognized into income on a straight-line basis over the terms of the agreements), as well as royalties on McNeil’s sales of the licensed products.

Research and Development
During Q2 2006, the Company focused on accelerating key clinical trials, including the completion of enrolment in the PASA trial to support additional claims for PREVU* Point of Care (POC) Skin Sterol Test, and completion of enrolment in the PREPARE trial for use of PREVU* LT in the insurance industry. As a result, research and development expenditures for Q2 2006 increased by $665,000 to $1,470,000 from $805,000 in Q2 2005. Subsequent to the quarter end, the Company submitted a Special 510(k) to the U.S. Food and Drug Administration (FDA) for regulatory clearance of a second-generation spectrometer, or color reader, for use with the PREVU*POC test. The Company also reported positive interim results from the PREPARE trial. Total research and development expenditures for the six months ended June 30, 2006 and 2005 amounted to $2,986,000 and $1,448,000, respectively. As a result of the completion of enrolment in the above-noted trials, clinical trial costs are expected to decline significantly for the balance of 2006.

The variance for the quarter reflects:
•
an increase of $851,000 in spending on clinical trials for skin cholesterol, particularly related to the PREPARE and PASA trials, as well as the trials for the lung, colorectal and breast cancer technologies;

•	a decrease of $85,000 in legal fees on intellectual property; and
•	a decrease of $96,000 in subcontract research due to the completion of the development of the second-generation spectrometer.

General and Administration
General and administration expenses amounted to $689,000 for Q2 2006 compared with $770,000 in Q2 2005, a decrease of $81,000. The variance for the quarter reflects a decrease of $74,000 in expenses related to investor communications. For the six months ended June 30, 2006, general and administration expenses amounted to $1,266,000, a decrease of $269,000 from the corresponding period in 2005.

Interest on Convertible Debentures
Interest on convertible debentures (issued on August 30, 2005) amounted to $173,000 in Q2 2006 compared with nil in Q2 2005. For the six months ended June 30, 2006, interest amounted to $338,000 compared with nil for the corresponding period in 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or common shares. The expense for Q2 2006 was paid in common shares, of which 40,561 were issued during the quarter and 31,065 were issued subsequent to the quarter, on July 5, 2006.

PreMD Second Quarter 2006 Report	7

Imputed interest for the three and six months ended June 30, 2006 amounted to $205,000 and $404,000, respectively, compared with nil for the corresponding periods in 2005. It is a non-cash expense and represents the amortization of the fair value of the warrants and equity component of the debentures over the life of the debentures.

Amortization
Amortization expenses for equipment and acquired technology for Q2 2006 amounted to $46,000 compared with $54,000 for Q2 2005. For the six months ended June 30, 2006 and 2005, amortization amounted to $89,000 and $106,000, respectively. Purchases of capital assets amounted to $3,000 during Q2 2006 compared with $81,000 in Q2 2005.

Amortization of deferred financing fees related to the convertible debentures amounted to $32,000 in Q2 2006 ($65,000 for the six months ended June 30, 2006) compared with nil in Q2 2005. The financing fees are being amortized over the life of the convertible debentures.

Gain on Foreign Exchange
The gain on foreign exchange for the three months ended June 30, 2006 amounted to $278,000 compared with $12,000 for the corresponding period in 2005. Included in the gain for 2006 is $425,000 resulting from the effects of foreign exchange on the convertible debentures which are repayable in U.S. dollars. It is partially offset during the quarter by a loss on the revaluation of investments held in U.S. dollars, amounting to $163,000. For the six months ended June 30, 2006 and 2005, the gain on foreign exchange amounted to $215,000 and $13,000, respectively.

Recoveries and Other Income
Refundable scientific investment tax credits (“ITCs”) accrued for Q2 2006 amounted to $70,000 versus $48,000 for Q2 2005. For the six months ended June 30, 2006 and 2005, the ITC revenue amounted to $130,000 and $98,000, respectively.

Interest income amounted to $70,000 for Q2 2006 compared with $22,000 for Q2 2005 as a result of higher cash balances. For the six months ended June 30, 2006 and 2005, interest income amounted to $157,000 and $51,000, respectively.

Other
Accounts receivable at June 30, 2006 amounted to nil compared with $882,000 at December 31, 2005, resulting from the receipt of payments for invoices issued in Q4 2005.

Accounts payable and accrued liabilities amounted to a total of $1,387,000 at June 30, 2006 which includes approximately $1,100,000 related to current clinical trials. The total accounts payable and accrued liabilities as at December 31, 2005 amounted to $946,000.

Contractual Obligations

As at June 30, 2006 PreMD had certain contractual obligations and commitments related to ongoing clinical trials, research agreements and operating leases as follows:

PreMD Second Quarter 2006 Report	8

	Total	Less than 1 Year	1 - 2 Years	2 - 5 Years
Clinical Trials	$739,000	$549,000	$190,000	$	nil
Research Agreements	60,000	60,000	nil		nil
Operating Leases	378,000	139,000	$139,000		$100,000
Total	$1,177,000	$748,000	$329,000		$100,000

Certain other obligations, totaling up to $350,000, are only payable upon the achievement of specific events.

The $9,828,000 (US$8,210,000) convertible debentures issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009.

Liquidity and Capital Resources

As at June 30, 2006 PreMD had cash, cash equivalents and short-term investments totaling $5,888,000 ($8,679,000 as at December 31, 2005). We invest our funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q2 2006 amounted to $1,835,000 compared with $1,164,000 in Q2 2005, the increase resulting from the increased expenditures on clinical trials.

On August 30, 2005, the Company issued $9,828,000 (US$8,210,000) unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of $8,966,000 after deducting issue fees and expenses of $862,000. The issue costs attributable to the liability component amounted to $521,000 and have been deferred and are being amortized over the life of the debt. The issue costs attributable to the equity component of the convertible debentures and the warrants have been deducted from the respective balances.

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that clinical trial expenses will be reduced dramatically for the balance of 2006 and for 2007 and that, based on historic cash expenditures and the current expectation of further revenues from product sales, royalties and license fees, its existing cash resources together with the ITC receivable of $330,000 will be sufficient to meet its current operating and capital requirements through at least 2008.

However, the Company’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in its product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals.

Use of Proceeds from Convertible Debenture Financing

On August 30, 2005 we reported that the net proceeds of the financing would be used for working capital purposes, including to:

PreMD Second Quarter 2006 Report	9

•	Accelerate the development of the cancer portfolio;
•	Expand the Company’s pipeline of products; and
•	Pursue strategic growth opportunities.

A summary of the use of proceeds to June 30, 2006 is as follows:

	Estimated Total Use of Proceeds ($)	Approximate Use of Proceeds October 1 - December 31, 2005 ($)	Approximate Use of Proceeds January 1 - June 30, 2006 ($)
Description of Use of Proceeds
Accelerate the development of cancer tests	3,000,000	236,000	611,000
Other general working capital	5,966,000	1,112,000	2,180,000
Total	8,966,000	1,348,000	2,791,000

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Product sales	$5,015	$117	$40,768	$39,902	$332,701	$12,359	$83,258	nil
License revenue	$79,624	$77,051	$918,804	$79,698	$78,081	$76,725	$196,905	$76,725
Investment tax credits	$70,000	$60,000	$31,000	$70,000	$47,923	$50,000	$50,000	$55,000
Interest Income	$70,394	$86,535	$85,781	$36,076	$22,383	$28,890	$34,933	$31,549
Net loss	$2,115,432	$2,373,762	$788,825	$1,443,941	$1,455,027	$1,301,912	$1,803,625	$1,202,908
Net loss per share(1):
- basic and diluted	$0.10	$0.11	$0.04	$0.07	$0.07	$0.06	$0.08	$0.06
Note:
(1)    Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended June 30, 2006 was 21,566,994 (June 30, 2005: 21,529,262).

Outstanding Share Data

As of the date hereof, PreMD has an aggregate of 21,627,738 common shares outstanding.

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

PreMD Second Quarter 2006 Report	10

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars on maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments. In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:
•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. We anticipate that substantially all of our revenue for the next few years will be derived from and dependent on McNeil’s commercialization of PREVU* Skin Sterol Test;

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We will need to generate cash to pay interest and principal on the convertible debentures. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

PreMD Second Quarter 2006 Report	11

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute PreMD’s business plan;
•	Intense competition in the diagnostics industry may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	PreMD may not be able to obtain reimbursement for its products as governments attempt to control rising healthcare costs; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2005, which is filed with the Ontario Securities Commission (“OSC”) and available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov. Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in these other reports or documents that PreMD files with the OSC and the SEC.

Dated August 9, 2006

PreMD Second Quarter 2006 Report	12

PreMD Inc.
Interim Consolidated Financial Statements

Six months ended June 30, 2006 and 2005
(Unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by the management of PreMD Inc. The consolidated financial statements for the three- and six-month periods ended June 30, 2006 and 2005 have not been reviewed by the auditor of PreMD Inc.

PreMD Second Quarter 2006 Report	13

PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]

As at June 30, 2006 and December 31, 2005
Unaudited
	June 30,	December 31,
	2006	2005
	$	$
ASSETS
Current
Cash and cash equivalents	90,801	773,199
Short-term investments	5,797,510	7,905,883
Accounts receivable	─	881,891
Inventory	35,638	36,306
Prepaid expenses and other receivables	225,603	317,264
Investment tax credits receivable	330,000	200,000
Total current assets	6,479,552	10,114,543
Deferred financing fees, net of accumulated amortization of $108,157 [2005 - $43,059]	412,627	477,725
Capital assets, net of accumulated amortization of $782,589 [2005 - $721,784]	370,746	410,636
Acquired technology, net of accumulated amortization of $885,999 [2005 - $856,970]	261,257	290,286
	7,524,182	11,293,190

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	721,748	291,125
Accrued liabilities	665,719	655,113
Current portion of deferred revenue	306,900	311,915
Total current liabilities	1,694,367	1,258,153
Convertible debentures [note 3]	5,913,256	5,893,340
Deferred revenue	2,143,823	2,297,400
Total liabilities	9,751,446	9,448,893

Shareholders' equity (deficiency)
Capital stock [note 5]	24,546,459	24,449,826
Contributed surplus [note 5]	2,161,979	1,840,979
Equity component of convertible debentures [note 3]	2,393,145	2,393,145
Warrants	1,373,718	1,373,718
Deficit	(32,702,565)	(28,213,371)
Total shareholders' equity (deficiency)	(2,227,264)	1,844,297
	7,524,182	11,293,190
See accompanying notes

PreMD Second Quarter 2006 Report	14

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[In Canadian dollars]

Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$
REVENUE
Product sales	5,015	332,701	5,132	345,060
License revenue	79,624	78,081	156,675	154,806
	84,639	410,782	161,807	499,866
Cost of product sales	4,255	319,322	4,383	330,551
Gross Profit	80,384	91,460	157,424	169,315

EXPENSES
Research and development	1,469,815	805,088	2,985,524	1,447,574
General and administration	688,617	769,537	1,265,865	1,534,912
Interest on convertible debentures	172,623	─	338,137	─
Imputed interest on convertible debentures	205,269	─	404,132	─
Amortization	77,561	53,705	154,932	106,011
Gain on foreign exchange	(277,675)	(11,537)	(215,043)	(13,047)
	2,336,210	1,616,793	4,933,547	3,075,450

RECOVERIES AND OTHER INCOME
Investment tax credits	70,000	47,923	130,000	97,923
Interest	70,394	22,383	156,929	51,273
	140,394	70,306	286,929	149,196
Net loss for the period	(2,115,432)	(1,455,027)	(4,489,194)	(2,756,939)

Deficit, beginning of period	(30,587,133)	(24,525,578)	(28,213,371)	(23,223,666)
Deficit, end of period	(32,702,565)	(25,980,605)	(32,702,565)	(25,980,605)

Basic and diluted loss per share	$(0.10)	$(0.07)	$(0.21)	$(0.13)

Weighted average number of common shares outstanding	21,566,994	21,529,262	21,559,121	21,434,065
See accompanying notes

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PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(2,115,432)	(1,455,027)	(4,489,194)	(2,756,939)
Add items not involving cash
Amortization	77,561	53,705	154,932	106,011
Stock-based compensation costs included in:
Research and development expense	58,904	58,122	94,719	88,443
General and administration expense	173,741	183,477	243,212	282,027
Imputed interest on convertible debentures	205,269	─	404,132	─
Interest on convertible debentures paid in stock	79,702	─	79,702	─
Deduct gain on foreign exchange	(277,675)	(11,537)	(215,043)	(13,047)
Net change in non-cash working capital balances related to operations [note 6]	44,745	83,858	1,296,533	(444,739)
Decrease in deferred revenue	(81,867)	(76,725)	(158,592)	(153,450)
Cash used in operating activities	(1,835,052)	(1,164,127)	(2,589,599)	(2,891,694)

INVESTING ACTIVITIES
Short-term investments	1,695,094	1,009,887	1,881,904	2,645,617
Purchase of capital assets	(2,817)	(80,511)	(20,915)	(115,776)
Cash provided by investing activities	1,692,277	929,376	1,860,989	2,529,841

FINANCING ACTIVITIES
Issuance of capital stock, net of issue costs	─	─	─	198,400
Cash provided by financing activities	─	─	─	198,400

Effect of exchange rate changes on cash and cash equivalents	4,145	1,270	46,212	(844)

Net decrease in cash and cash equivalents during the period	(138,630)	(233,481)	(682,398)	(164,297)

Cash and cash equivalents
-Beginning of period	229,431	308,642	773,199	239,458
-End of period	90,801	75,161	90,801	75,161

Represented by:
Cash	90,801	75,161	90,801	75,161
	90,801	75,161	90,801	75,161
See accompanying notes

PreMD Second Quarter 2006 Report	16

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
PreMD Inc., formerly IMI International Medical Innovations Inc., [the “Company”], operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in point-of-care and laboratory environments and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2005. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The Company has reviewed its policies and determined that there was no impact as a result of adopting this pronouncement.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2005.

Deferred financing fees
Deferred financing fees relating to the issue of convertible debentures are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted, the unamortized balance of financing costs will be transferred to capital stock

3.	CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (US$8,210,000). The unsecured debentures bear interest at an annual rate of 7% payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date. The debentures are convertible to common shares at any time during the term, at the option of the holder, at $3.47 per share. If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price

PreMD Second Quarter 2006 Report	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of $3.57 per common share. At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

Of the total amount of the financing, $5,917,209 was recorded as a liability. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds ($)	Financing Fees ($)	Net ($)
Issuance of convertible debenture	9,827,616	861,328	8,966,288
Equity component of convertible debenture	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debenture	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of 12.75% and at maturity will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from the date of issue to June 30, 2006:

($)
Issuance of convertible debenture, August 30, 2005	5,917,209
Changes in foreign exchange rates	(279,398)
Imputed interest	255,529
Balance, December 31, 2005	5,893,340
Changes in foreign exchange rates	41,051
Imputed interest	198,863
Balance, March 31, 2006	6,133,254
Changes in foreign exchange rates	(425,267)
Imputed interest	205,269
Balance, June 30, 2006	5,913,256

4.	STOCK-BASED COMPENSATION
On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

PreMD Second Quarter 2006 Report	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$
Net loss as reported	(2,115,432)	(1,455,027)	(4,489,194)	(2,756,939)
Estimated stock-based compensation costs	(13,240)	(30,834)	(26,480)	(61,668)
Pro forma net loss	(2,128,672)	(1,485,861)	(4,515,674)	(2,818,607)
Pro forma basic and diluted loss per common share	$(0.10)	$(0.07)	$(0.21)	$(0.13)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2005.

5.	SHARE CAPITAL
a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)	Issued and outstanding shares

		Stated	Contributed
	Number	Value	Surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2005	21,547,762	24,449,826	1,840,979	26,290,805
Stock-based compensation expense	─	─	97,055	97,055
Issued under share purchase plan	5,350	8,231	─	8,231
Balance, March 31, 2006	21,553,112	24,458,057	1,938,034	26,396,091
Stock-based compensation expense	─	─	223,945	223,945
Issued as payment for interest	40,561	79,702	─	79,702
Issued under share purchase plan	3,000	8,700	─	8,700
Balance, June 30, 2006	21,596,673	24,546,459	2,161,979	26,708,438

PreMD Second Quarter 2006 Report	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$
Balance, December 31, 2005	2,473,785	3.41
Granted	795,500	1.32
Expired	(353,500)	3.14
Balance, March 31, 2006	2,915,785	3.14
Granted	96,000	2.67
Expired	(10,000)	3.65
Balance, June 30, 2006	3,001,785	2.86

6.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Changes in non-cash working capital balances related to operations comprise:
	Three months ended		Six months ended
	June 30		June 30
	2006 $	2005 $	2006 $	2005 $
Accounts receivable	125	186,703	881,891	180,644
Inventory	1,607	209,733	668	203,531
Prepaid expenses and other receivables	25,284	108,213	91,661	(27,846)
Investment tax credits receivable	(70,000)	140,000	(130,000)	90,000
Accounts payable and accrued liabilities	87,729	(382,016)	452,313	(891,068)
Current portion of deferred revenue	─	(178,775)	─	─
	44,745	83,858	1,296,533	(444,739)

7.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The comparative consolidated financial statements for the three and six months ended June 30, 2005 have been reclassified from statements previously presented to conform to the presentation of the 2006 financial statements.

PreMD Second Quarter 2006 Report	20

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

4211 Yonge Street	Equity Transfer Services Inc.
Suite 615	120 Adelaide Street West, Suite 420
Toronto, Ontario	Toronto, Ontario
M2P 2A9	T: 416-361-0152 ext. 221
T: 416-222-3449	www.equitytransfer.com
F: 416-222-4533
www.premdinc.com	Shareholder services provided by the
transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Sarah Borg-Olivier	- Transfer PreMD shares
Director, Communications	- Other shareholder account inquiries
T: 416-222-3449 ext. 27
sbolivier@premdinc.com
Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Chief Financial Officer	Ernst & Young Tower
T: 416-222-3449	Toronto Dominion Centre
rhosking@premdinc.com	Toronto, Ontario

General or Investor Inquiries	Legal Counsel

info@premdinc.com	Aird & Berlis LLP
181 Bay Street, Suite 1800
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
One Financial Center
Boston, Massachusetts